Exhibit 12.1
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2005	2004	2003	2002	2001

Including Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$32,283	$129,303	$166,054	$180,230	$88,394
Plus:
Fixed Charges (excluding capitalized interest)	670,137	387,675	322,657	318,172	339,312

Total Earnings	$702,420	$516,978	$488,711	$498,402	$427,706

Fixed Charges:
Interest expensed and capitalized	$665,313	$383,613	$318,715	$314,224	$339,980
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,869	1,473	1,531	1,351	1,717
An estimate of the interest component within rental expense	2,955	2,589	2,411	2,597	2,515

Total Fixed Charges	$670,137	$387,675	$322,657	$318,172	$344,212

Ratio of Earnings to Fixed Charges	1.05	1.33	1.51	1.57	1.24

Excluding Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$32,283	$129,303	$166,054	$180,230	$88,394
Plus:
Fixed Charges (excluding capitalized interest)	563,973	306,992	251,248	250,194	270,300

Total Earnings	$596,256	$436,295	$417,302	$430,424	$358,694

Fixed Charges:
Interest expensed and capitalized	$559,149	$302,930	$247,306	$246,246	$270,968
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,869	1,473	1,531	1,351	1,717
An estimate of the interest component within rental expense	2,955	2,589	2,411	2,597	2,515

Total Fixed Charges	$563,973	$306,992	$251,248	$250,194	$275,200

Ratio of Earnings to Fixed Charges	1.06	1.42	1.66	1.72	1.30